UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045399

SEC MAIL RECEIVED PROCESSING
JUN 28 2002
WASH., D.C. 152 SECTION

Form 6-K

PE 6-28-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE 2002

FIAT S.p.A.

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

JOINT PRESS RELEASE FIAT-MEDIOBANCA

Turin, June 27, 2002

Mediobanca has set up a bank consortium for the acquisition and subsequent listing of Ferrari shares. Mediobanca has offered to acquire 3,400 Ferrari shares, or 34% of the capital stock, from Fiat for a total consideration of 775.2 million euros (corresponding to a valuation of 2,400 million euros for the entire company, before a dividend distribution of 120 million euros).

Fiat has accepted the offer, and it is expected that the transaction will be finalized by June 30, 2002.

At the same time, Mediobanca reached an agreement for the sale of 12.5% of Ferrari's capital stock to Italian and foreign financial institutions and further negotiations with other primary institutions are under way.

On behalf of the consortium, Mediobanca plans to begin proceedings for the listing of the acquired stake in Ferrari on the stock market within 12 months following the closing.

Mediobanca will coordinate and lead the bank consortium and will act as sole Global Coordinator.

Should the listing not take place within 12 months, Fiat will have the option to agree with Mediobanca upon a 12-month extension of the IPO period. Should the price at the time of the offering be higher than that paid by the consortium, Fiat will receive a portion of the price spread ranging from 50% to 90%, depending on the size of the difference.

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2002

FIAT S.p.A.

BY: ______________________
James J. Kennedy
Power of Attorney